UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F/A
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-14518
SCOR Holding (Switzerland) Ltd.

(Exact name of registrant as specified in its charter)
General Guisan-Quai 26
CH-8002 Zurich
Switzerland
Telephone number: + 41 44 639 9471

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share
Registered shares, nominal value CHF 5 per share
8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A.
Subordinated Guarantee of Subordinated Notes

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(c) ☒
Rule 12h-6(d) ☐	Rule 12h-6(i) ☐

General
     The purpose of this Amendment No. 1 to the Form 15F filed on December 26, 2007 is to withdraw that filing which was made prematurely. SCOR Holding (Switzerland) Ltd. will re-file a Form 15F following the effective delisting of its securities from the NYSE.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, SCOR Holding (Switzerland) Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.
By: /s/ Benjamin Gentsch
Name: Benjamin Gentsch
Title: Chief Executive Officer
Date: December 28, 2007
By: /s/ Barbara Barta
Name: Barbara Barta
Title: Senior Legal Counsel
Date: December 28, 2007